Exhibit 3.2

STATE OF DELAWARE CERTIFICATE OF

CONVERSION

FROM A NON-DELAWARE CORPORATION TO A DELAWARE

CORPORATION PURSUANT TO SECTION 265 OF THE

DELAWARE GENERAL CORPORATION LAW

1.) The jurisdiction where the Non-Delaware Corporation first formed is Nevada.

2.) The jurisdiction immediately prior to filing this Certificate is Nevada.

3.) The date the Non-Delaware Corporation first formed is October 3, 1995.

4.) The name of the Non-Delaware Corporation immediately prior to filing this Certificate is Western Alliance Bancorporation.

5.) The name of the Corporation as set forth in the Certificate of Incorporation is Western Alliance Bancorporation.

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Non-Delaware Corporation have executed this Certificate on the 29th day of May, A.D. 2014.

By:	/s/ Randall S. Theisen
Randall S. Theisen, Executive Vice President and General Counsel